Sable Offshore Corp.

845 Texas Avenue, Suite 2920

Houston, TX 77002

April 12, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Energy & Transportation

Attention: Anuja A. Majmudar

   Daniel Morris

Re:	Sable Offshore Corp.

Registration Statement on Form S-1

Filed February 14, 2024

File No. 333-277072

To the addressees set forth above:

This letter sets forth the response of Sable Offshore Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated March 12, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed on February 14, 2024. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the Amended Form S-1 unless otherwise stated.

Form S-1 filed February 14, 2024

Cover Page

1.	We note that you are registering 7,187,500 shares of your common stock issued to certain insiders. Disclose the price that the selling securityholders paid for such shares of common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page of the Amended Form S-1.

2.

Please revise as necessary to reconcile your cover page disclosure that the warrants are currently “in the money” with your disclosure at pages 18 and 42 that there is no guarantee that the warrants will ever be “in the money.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 18 and 43 of the Amended Form S-1.

Risk Factors

Risks Related to the Business of the Company

Future Sale (including pursuant to this Prospectus), or the perception of future sales…, page 41

3.

Please revise your risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that whether the current trading price is above the SPAC IPO price as it is as of the date of this prospectus, or even if it drops below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 40-41 of the Amended Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

4.

Please expand your discussion here and in your summary to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page pages 87-88 of the Amended Form S-1.

Liquidity and Capital Resources, page 87

5.

We note you disclose in a Form 8-K filed on February 14, 2024 that following the Special Meeting, a PIPE investor that subscribed for $125,000,000 informed the Company that it would not be able to fund that subscribed amount. You further state in the Form 8-K that the Company secured additional PIPE investments to replace $53,000,000 of the amount previously committed by the PIPE investor and that you would continue to seek additional investments to fund in connection with or shortly after the closing to provide additional liquidity to the Company. In light of the significant number of redemptions and the shortfall of the PIPE investment, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Amended Form S-1.

* * * * * * * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Sable Offshore Corp.

By:	/s/ Gregory Patrinely
Name:	Gregory Patrinely
Title:	Executive Vice President and Chief Financial Officer

cc:	James C. Flores, Sable Offshore Corp.

Ryan J. Maierson, Latham & Watkins LLP